Exhibit 99.1

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AND NOTES FOR THE

THIRD QUARTER ENDING SEPTEMBER 30, 2009

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited In thousands of US dollars)

	September 30,	December 31,
	2009	2008

Assets
Current
Cash	$65,249	$26,789
Short-term investments (Note 6)	84,198	3,350
Accounts receivable	56,403	37,587
Income taxes receivable	16,819	13,480
Inventories (Note 7)	93,878	72,650
Unrealized gain on commodity and foreign currency contracts	2,388	10,829
Future income taxes	4,578	5,602
Prepaid expenses and other current assets	4,298	4,076
Total Current Assets	327,811	174,363

Mineral property, plant and equipment, net (Note 8)	664,256	697,061
Other assets (Note 9)	16,020	1,959
Total Assets	$1,008,087	$873,383

Liabilities
Current
Accounts payable and other current liabilities (Note 10)	$66,764	$58,287
Income taxes payable	1,189	6,727
Unrealized loss on commodity and foreign currency contracts	2,175	14,267
Total Current Liabilities	70,128	79,281

Provision for asset retirement and reclamation	59,135	57,323
Future income taxes	47,717	45,392
Total Liabilities	176,980	181,996

Non-controlling interests	6,657	5,746
Shareholders’ equity
Share capital (authorized 200,000,000 common shares of no par value)	754,536	655,517
Contributed surplus	4,987	4,122
Accumulated other comprehensive gain (loss)	4,500	(232)
Retained earnings	60,427	26,234
Total Shareholders’ Equity	824,450	685,641
Total Liabilities, Non-controlling interests and Shareholders’ Equity	$1,008,087	$873,383

See accompanying notes to the consolidated financial statement.

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations
(Unaudited in thousands of US dollars, except for share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Sales	$118,608	$79,493	$300,406	$292,322
Cost of sales	61,777	52,807	172,940	155,419
Depreciation and amortization	22,123	11,217	58,794	33,800
Mine operating earnings	34,708	15,469	68,672	103,103

General and administrative	4,433	2,305	9,198	7,652
Exploration and project development	2,523	1,507	5,325	3,229
Accretion of asset retirement obligation	798	672	2,245	2,015
Operating earnings	26,954	10,985	51,904	90,207
Interest and financing expenses	(273)	(165)	(1,820)	(783)
Doubtful accounts provision (Note 5)	-	-	(4,375)	-
Investment and other income	1,598	949	1,940	2,426
Foreign exchange loss	(2,481)	(2,900)	(2,799)	(5,102)
Net (losses) gains on commodity and foreign currency contracts	(393)	3,718	2,332	4,195
Net (losses) gains on sale of assets	(281)	(94)	(228)	1,004
Income before non-controlling interests and taxes	25,124	12,493	46,954	91,947
Non-controlling interests	(266)	(101)	(234)	(1,093)
Income tax provision	(7,483)	(5,988)	(12,527)	(32,936)
Net income for the period	$17,375	$6,404	$34,193	$57,918

Earnings per share:

Basic income per share (Note 12)	$0.20	$0.08	$0.40	$0.72
Diluted income per share	$0.20	$0.08	$0.40	$0.71

Weighted average number of shares outstanding
(in thousands)
Basic	87,226	80,786	86,210	80,051
Diluted	87,374	80,966	86,506	81,528

Consolidated Statements of Comprehensive Income
(Unaudited – in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Comprehensive income
Net income for the period	$17,375	$6,404	$34,193	$57,918
Unrealized gain (loss) on available for sale securities (net of tax)	5,920	(1,195)	4,840	10,712
Reclassification adjustment for gains included in net income (net of tax)	(70)	(717)	(109)	(1,311)
Comprehensive income	$23,225	$4,492	$38,924	$67,319

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows
(Unaudited - in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Operating activities
Net income	$17,375	$6,404	$34,193	$57,918
Reclamation expenditures	(492)	(39)	(492)	(167)
Items not involving cash:
Depreciation and amortization	22,123	11,217	58,794	33,800
Future income taxes	1,717	2,913	(305)	9,038
Asset retirement and reclamation accretion	798	672	2,245	2,015
Non-controlling interests	266	101	234	1,093
Unrealized losses (gains) on foreign exchange	2,427	(679)	4,577	3,236
Unrealized losses (gains) on commodity and foreign currency contracts	987	(372)	(3,651)	4,095
Unrealized (gain) on derivative equity securities held (Note 6)	(2,713)	-	(2,713)	-
Doubtful accounts provision	-	-	4,375	-
Stock-based compensation	493	515	1,688	1,476
Net (gain) loss on sale of assets	281	94	228	(1,004)
Changes in non-cash operating working capital (Note 13)	(6,163)	1,881	(35,415)	(18,535)
Cash generated by operating activities	37,099	22,707	63,758	92,965

Investing activities
Mining property, plant and equipment expenditures (net
of accruals)	(5,828)	(57,107)	(44,134)	(162,425)
Proceeds from (purchase of) sale of short-term investments	(519)	24,819	(73,851)	39,481
Proceeds from sale of assets	42	160	137	9,610
Purchase of other assets	(5,539)	(4,147)	(10,554)	(16,293)
Cash used in investing activities	(11,844)	(36,275)	(128,402)	(129,627)

Financing activities
Proceeds from issuance of common shares (Note 11)	-	-	103,909	50,841
Share issue costs	-	-	(5,592)	-
Dividends paid by subsidiaries to non controlling interests	-	-	-	(2,626)
Contributions from non controlling interest	-	-	1,626	-
(Repayments of) proceeds from advances on metal shipments and third party loans	2,727	(103)	3,161	957
Cash (used in) generated by financing activities	2,727	(103)	103,104	49,172

Increase in cash during the period	27,982	(13,671)	38,460	12,510
Cash beginning of period	37,267	78,096	26,789	51,915
Cash end of period	$65,249	$64,425	$65,249	$64,425

Supplemental Disclosures (Note 14)
Interest paid	$-	$-	$-	$-

Taxes paid	$4,380	$6,426	$16,637	$22,752

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.
Consolidated Statements of Shareholders’ Equity
for the nine months ended September 30, 2009 and 2008
(Unaudited - in thousands of US dollars, except for amounts of shares)

	Common Shares		Contributed	Accumulated Other Comprehensive	Retained
	Shares	Amount	Surplus	(Loss) Gain	Earnings	Total

Balance, December 31, 2008	80,786,107	$655,517	$4,122	$(232)	$26,234	$685,641
Issued on the exercise of stock options	32,000	515	(139)	-	-	376
Issued on public offering (Note 11)	6,371,000	97,937	-	-	-	97,937
Issued as compensation	44,626	624	-	-	-	624
Shares cancelled	(8,060)	(57)	-	-	-	(57)
Stock-based compensation on options granted	-	-	1,004	-	-	1,004
Other comprehensive income	-	-	-	4,732	-	4,732
Net income	-	-	-	-	34,193	34,193
Balance, September 30, 2009	87,225,673	$754,536	$4,987	$4,500	$60,427	$824,450

	Common Shares		Contributed	Accumulated Other Comprehensive	Retained
	Shares	Amount	Surplus	(Loss) Gain	Earnings	Total

Balance, December 31, 2007	76,662,651	$592,402	$14,233	$(8,650)	$1,632	$599,617
Issued on the exercise of stock options	129,371	3,310	(651)	-	-	2,659
Issued on the exercise of share purchase warrants	3,969,016	58,928	(10,744)	-	-	48,184
Issued as compensation	25,069	877	-	-	-	877
Stock-based compensation on options granted	-	-	976	-	-	976
Other comprehensive income	-	-	-	9,401	-	9,401
Net income for the period	-	-	-	-	57,918	57,918
Balance September 30, 2008	80,786,107	$655,517	$3,814	$751	$59,550	$719,632

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining, and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico, Bolivia, and Argentina.  The Company has exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a)	Basis of Presentation:

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements, except for the change as discussed in Note 3. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and the nine-month periods ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2008.

b)	Principles of Consolidation:

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	99.9%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	92.2%	Consolidated	Morococha Mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Triton Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine

Inter-company balances and transactions have been eliminated on consolidation.

3.         Changes in Accounting Policy

On January 1, 2009, the Company adopted one new Section of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook and continues to evaluate the adoption of three other new Handbook Sections: Section 3064, “Goodwill and Intangible Assets” was adopted; Section 1582, “Business Combinations”, Section 1601, “Consolidated  Financial Statements”, and Section 1602, “Non-controlling Interests” continue to be evaluated.  In addition, two new Emerging Issues Committee (“EIC”) Abstracts, EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities and EIC 174, Mining Exploration Costs, were adopted in the first quarter.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Goodwill and Intangible Assets: The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset and, as a result, start-up costs must be expensed as incurred, to be applied retrospectively. The Company adopted this standard beginning January 1, 2009 and a retrospective review of the impact was deemed immaterial and thus the Company’s consolidated financial position or results of operations of prior periods were not restated.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities: In January, 2009, the EIC of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC should be applied retrospectively without restatement of prior years to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. This EIC, which was effective for the Company on January 1, 2009, had no impact on the Company’s financial position or results of operations because the aforementioned credit risks had been incorporated into the Company’s valuation methodology before the EIC was issued.

Mining Exploration Costs: In March, 2009, the EIC also issued EIC Abstract 174, Mining Exploration Costs, which provides additional guidance for treatment of exploration costs and timing of impairment tests on those exploration costs that have been capitalized. This EIC should be applied to financial statements issued after March 24, 2009 on a prospective basis without restatement of prior years’ financial statements. This EIC had no impact on the Company’s financial position or results of operations because the aforementioned guidelines are in line with the Company’s accounting policy for mineral exploration costs as well as asset impairment testing.

Business Combinations: In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted.  The Company is evaluating the attributes of early adoption of these standards and their potential effects.

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and provide returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus retained earnings plus accumulated other comprehensive income.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2008.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

5.	Financial Instruments

Overview:

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk.  The Company’s Management and the Board of Directors have overall responsibility for the establishment and oversight of the Company’s risk management framework and review the Company’s policies on an ongoing basis.

Metal price risk:

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.

The Company derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company policy is to not hedge the price of silver.

The Company mitigates the Company’s price risk associated with its non-silver base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meets its contractual obligations, and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead, and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente, and La Colorada mines.  Concentrate contracts are common business practice in the mining industry.  At September 30, 2009 the Company had receivable balances associated with buyers of our concentrates of $43.1 million (December 31, 2008 - $11.8 million).  The majority of our concentrate is sold to four well known concentrate buyers.

The largest buyer of the Company’s copper concentrate production and pyrite stockpile material in Peru, Doe Run Peru (“DRP”), which owns and operates the La Oroya smelter, began experiencing severe financial distress during the first quarter of 2009 when it was not able to draw on its credit facilities, rendering it unable to finance the working capital associated with its business and causing the complete closure of the La Oroya smelter in June 2009. The Company’s Peruvian operations halted deliveries of concentrates to DRP in March 2009.  During the third quarter, Doe Run Peru (“DRP”) has not resolved its financing needs, and the La Oroya smelter remains closed.

At the end of Q3 2009, the amount owed to the Company by DRP was approximately $8.8 million. The Company established a doubtful debt provision for $4.4 million of the amount receivable in Q2 2009 and, in addition, reclassified the remaining receivable balance of $4.4 million from current assets into long term assets on its consolidated balance sheet. This reclassification reflects the Company’s current expectation that the remaining receivable balance of $4.4 million owed by DRP may not be recovered within the next

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

twelve months, and in recognition of that expectation, the Company recorded an additional charge of $0.6 million in Q2 2009 related to the negative present value impact of the expected delay in recovery of the DRP receivable.  The Company believes that the circumstances surrounding DRP do not warrant any further changes to the accounting treatment in Q3 2009 and the Company remains optimistic that the La Oroya smelter will resume operations in the first half of 2010.

Silver doré production from La Colorada, Alamo Dorado and Manantial Espejo is refined under long term agreements with fixed refining terms at five separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances.  The Company maintains insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries and while at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management, and monitoring.  The Company expects to receive settlements of its zinc and lead positions totaling $2.4 million during the remainder of 2009, which are subject to the described credit risk of three large financial institutions.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.  At September 30, 2009 and December 31, 2008, the Company has no material past due trade receivables other than the DRP situation described above.  Accounts receivable on the Consolidated Balance Sheets is presented with $ NIL provision for doubtful accounts (2008 - $ NIL).

The Company invests its cash and short term investments with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Foreign exchange rate risk:

The Company reports its financial statements in US dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending.  At September 30, 2009, the Company had forward contracts to purchase $7.0 million of PEN and $6.0 million of MXN which represent substantially all planned operating expenditures in those currencies for the remainder of 2009 (Note 16).

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short term investments, and its committed loan facilities.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

The Company’s commitments have contractual maturities which are summarized in the following table:

PAYMENTS DUE BY PERIOD
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$963	886	77	-	-
Contribution Plan (1)	8,126	2,786	5,340	-	-
Total contractual obligations(2)	$9,089	3,672	5,417	-	-

(1)
In June 2008 the Company initiated a 4 year contractual contribution plan for key officers and management, further discussed in Note 11. Contract commitments for the plan represent remaining payments expected to be paid out and is payable in Canadian dollars ($8.7 million).

(2)
Amounts above do not include payments related to the following: (i) the Company’s anticipated asset retirement obligation of $59.1 million, (ii) current liabilities of $70.1 million and (iii), a pledge of $2.3 million payable by the Company over 3 years for a corporate contribution to the construction of an earth science building at a major educational institution with payment contingent on the institution achieving a specific goal of other funding obtained.  The institution has not reached its funding goal as at September 30, 2009 and therefore the Company has not yet accrued for this contribution.

Fair value of financial instruments:

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities, approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

6.	Short term investments and other investments

	September 30, 2009			December 31, 2008
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Available for sale financials instruments	$80,963	$77,224	$3,739	$2,828	$3,370	$(542)
Held for trading financial instruments (1)	$3,235	$522	$2,713	$522	$522	$-
Subtotal Short Term Investments	$84,198	$77,746	$6,452	$3,350	$3,892	$(542)
Investments (2)	1,166	$405	761	715	405	310
	$85,364	$78,151	$7,213	$4,065	$4,297	$(232)

(1) Investments in derivative equity securities are classified as Held for Trading in accordance with HB Section 3855.  The mark-to-market changes at each period end are recorded in net income.

(2) Long-term investments in certain non-derivative equity securities are presented in other assets on the balance sheet and are classified as Available for Sale in accordance with HB Section 3855.

The Company has not recognized a future income tax expense related to the cumulative mark-to-market gains on the available-for-sale securities, held-for-trading instruments and investments held by the Company as it is not significant.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

7.	Inventories and Stockpiled Ore

Inventories consist of:

	September 30, 2009	December 31, 2008
Concentrate inventory	$14,937	$13,033
Stockpile ore	21,656	21,301
Direct smelting ore	1,462	1,570
Doré and finished inventory	28,544	11,479
Materials and supplies	28,290	26,386
	94,889	73,769
Less: non-current direct smelting ore (Note 9)	(1,011)	(1,119)
	$93,878	$72,650

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Mineral property, plant and equipment consist of:

	September 30, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Huaron mine, Peru	$91,053	$(32,909)	$58,143	$85,930	$(30,377)	$55,553
Morococha mine, Peru	95,165	(23,330)	71,834	88,336	(18,335)	70,001
Alamo Dorado mine, Mexico	180,939	(63,377)	117,562	180,438	(44,404)	136,034
La Colorada mine, Mexico	52,138	(30,006)	22,133	50,984	(20,861)	30,123
Manantial Espejo mine, Argentina(1)	308,341	(29,208)	279,134	6,914	(4,861)	2,053
San Vicente mine, Bolivia	103,655	(9,785)	93,870	8,037	(4,389)	3,648
Other	2,144	(1,183)	961	1,904	(1,032)	872
					,
TOTAL	$833,435	$(189,798)	$643,637	$422,543	$(124,259)	$298,284

Construction in progress:
Manantial Espejo, Argentina(1)			$-			$228,410
San Vicente, Bolivia(1)			-			70,261
TOTAL			$-			$298,671

Non-producing properties:
Morococha, Peru			$19,012			$19,664
Manantial Espejo, Argentina(1)			-			65,856
San Vicente, Bolivia(1)			-			12,976
Other			1,607			1,610
TOTAL Non-producing properties			$20,619			$100,106
TOTAL Mineral Property, Plant and Equipment			$664,256			$697,061

(1) With the completion of the Manantial Espejo and San Vicente projects, balances classified in the prior periods as non-producing properties and construction in progress have been transferred in the current period to mineral property, plant and equipment.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

9.	Other Assets

Other assets consist of:

	September 30, 2009	December 31, 2008
Long-term refundable tax receivable	$9,369	$-
Long-term trade receivable (Note 5)	3,825	-
Future income taxes	518	-
Reclamation bonds	131	125
Other investments (Note 6)	1,166	715
Non-current direct smelting ore (Note 7)	1,011	1,119
	$16,020	$1,959

10.	Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities consist of:

	September 30, 2009	December 31, 2008
Trade accounts payable	$17,154	$21,619
Other accounts payable and trade related accruals	18,731	14,268
Payroll and related benefits	11,801	9,095
Severance accruals	5,145	3,901
Capital leases	963	1,897
Advances on concentrates	4,731	1,570
Provisions and other current liabilities	8,239	5,937
	$66,764	$58,287

11.	Share Capital and Stock Compensation Plan

On February 12, 2009, Pan American closed a public offering of common shares (the “Offering”).  Pursuant to the Offering, the Company issued 6,371,000 common shares at a price of $16.25 per share, for aggregate gross proceeds of $103.5 million and total proceeds, net of underwriting fees and expenses, of $98.0 million, including the exercise in full of the underwriters’ over-allotment option.  The Company expects to use the net proceeds from the Offering to fund acquisitions, development programs on acquired mineral properties, working capital requirements, and for other general corporate purposes.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“Cdn$”):

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price Cdn$	Shares	Price Cdn$	Shares
As at December 31, 2007	620,559	$18.52	4,010,108	$12.33	4,630,667

Granted	147,057	$36.66	-	$-	147,057
Exercised	(129,371)	$20.73	(3,969,016)	$12.31	(4,098,387)
Expired	-	$-	(41,092)	$12.00	(41,092)
Forfeited	(23,605)	$31.82	-	$-	(23,605)
As at December 31, 2008	614,640	$21.88	-	$-	614,640

Granted	442,008	$17.73	-	$-	442,008
Exercised	(32,000)	$14.85	-	$-	(32,000)
Expired	(37,000)	$24.87	-	-	(37,000)
Forfeited	(36,231)	$20.67	-	$-	(36,231)
As at September 30, 2009	951,417	$20.12	-	$-	951,417

During the three months ended September 30, 2009, NIL common shares were issued (September 30, 2008 – NIL) in connection with the exercise of options under the Stock Compensation Plan.

During the nine months ended September 30, 2009, 32,000 common shares were issued for proceeds of $0.4 million (September 30, 2008 – 129,371 shares for proceeds of $2.6 million) in connection with the exercise of options under the Stock Compensation Plan.

Long Term Incentive Plan:

On March 11, 2009 the Company awarded 44,626 shares of common stock with a two year holding period and granted 442,008 options under this plan.  The Company used as its assumptions for calculating expense a discount rate of 1.2 per cent, weighted average volatility of 54.3 per cent, expected lives ranging from 1.5 to 3 years, and an exercise price of Cdn $17.73 per share.  The weighted average fair value of each option was determined to be Cdn $5.37.

For the three and nine month periods ended September 30, 2009, the total stock-based compensation expense recognized in the statement of operations was $0.5 million and $1.7 million (September 30, 2008; $0.5 million and $1.5 million), respectively.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Share Option Plan:

The following table summarizes information concerning stock options outstanding and options exercisable as at September 30, 2009.  The options agreements are in Canadian dollar (“Cdn”) amounts:

	Options Outstanding			Options Exercisable
Range of Exercise Prices Cdn$	Number Outstanding as at September 30, 2009	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price Cdn$	Number Exercisable as at September 30, 2009	Weighted Average Exercise Price Cdn$
$5.00	155,000	13.48	$5.00	155,000	$5.00
17.73 – 22.00	537,726	44.37	$18.49	121,638	$21.11
26.77 – 28.40	126,942	30.55	$28.30	81,038	$28.24
33.00 – 36.60	131,749	39.39	$36.66	43,928	$35.85
	951,417	36.80	$20.12	401,604	$18.03

Key Employee Long Term Contribution Plan:

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company in the second quarter of 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan is a four year plan with a percentage of the bonus payable at the end of each year of the program.  The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for four years starting in June 2009.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 4 year period of the Plan is CAD $11.5 million with CAD $8.7 million remaining to be paid as of September 30, 2009 as described in Note 5.  Currently, it is planned that any such payments will be made by way of cash.  No shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

12.	Earnings Per Share (Basic and Diluted)

For the three months ended September 30,	2009			2008
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$17,375			$6,404

Basic EPS	$17,375	87,226	$0.20	$6,404	80,786	$0.08
Effect of Dilutive Securities:
Stock Options		148			180
Warrants

Diluted EPS	$17,375	87,374	$0.20	$6,404	80,966	$0.08

For the nine months ended September 30,	2009			2008
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$34,193			$57,918

Basic EPS	$34,193	86,210	$0.40	$57,918	80,051	$0.72
Effect of Dilutive Securities:
Stock Options		296			162
Warrants					1,314

Diluted EPS	$34,193	86,506	$0.40	$57,918	81,527	$0.71

There were no potentially dilutive securities excluded in the Diluted EPS calculation for the three and nine month periods ended September 30, 2009 and 2008 other than out-of-money options (2009 – 258,691 and 345,331 respectively; 2008 – 150,963 and 135,963 respectively).

13.	Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Accounts receivable	$(2,644)	$8,873	$(20,115)	$(5,280)
Inventories	(7,390)	(3,797)	(13,866)	(13,852)
Prepaid expenses	(834)	147	(651)	(57)
Accounts payable and accrued liabilities	2,844	4	7,367	(494)
Taxes payable	1,861	(3,346)	(8,150)	1,148
	$(6,163)	$1,881	$(35,415)	$(18,535)

14.	Supplemental Cash Flow Information

	Three Months Ended		Nine Month Ended
	September 30		September 30
	2009	2008	2009	2008
Common shares issued as compensation expense	$-	$-	$624	$877

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

15.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources, and technical support. Major products are Silver, Zinc, Lead, and Copper produced from mines located in Mexico, Peru, Argentina, and Bolivia.  Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

	For three months ended September 30, 2009
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Sales to external customers	$15,409	$16,787	$5,543	$-	$27,405	$13,391	$28,188	$11,885	$-	$118,608
Depreciation and amortization	$(904)	$(1,700)	$-	$(25)	$(6,334)	$(2,994)	$(7,739)	$(2,394)	$(33)	$(22,123)
Accretion of asset retirement obligation	$(152)	$(60)	$(196)	$-	$(100)	$(126)	$(104)	$(60)	$-	$(798)
Exploration and project development	$-	$98	$-	$(104)	$(71)	$4	$(162)	$-	$(2,288)	$(2,523)
Interest and financing expenses	$(20)	$(26)	$(16)	$-	$-	$-	$-	$(2)	$(209)	$(273)
Net (losses) gains on sale of assets	$-	$-	$-	$-	$(262)	$-	$-	$(19)	$-	$(281)
Investment and other (expense) income including doubtful accounts provision	$(262)	$(122)	$(70)	$46	$(110)	$218	$(937)	$(1)	$2,836	$1,598
Foreign exchange gain (loss)	$(578)	$(1,162)	$1,083	$(9)	$1,482	$(337)	$(560)	$(1)	$(2,399)	$(2,481)
Net gains (losses) on commodity and foreign currency contracts	$169	$242	$77	$-	$-	$-	$-	$-	$(881)	$(393)
Income (loss) before income taxes	$2,900	$2,629	$2,183	$67	$11,386	$2,505	$3,167	$3,680	$(3,659)	$24,858
Net income for the period	$2,826	$994	$741	$41	$9,560	$1,654	$1,882	$3,337	$(3,660)	$17,375
Capital expenditures	$1,615	$1,754	$-	$72	$519	$201	$1,114	$493	$60	$5,828
Segment assets	$66,000	$115,444	$40,053	$900	$171,574	$44,844	$338,065	$116,344	$114,863	$1,008,087
Long-lived assets	$58,143	$90,846	$-	$30	$117,561	$22,133	$279,134	$93,870	$2,539	$664,256

	For three months ended September 30, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Sales to external customers	$16,100	$13,770	$10,756	$-	$23,559	$13,431	$-	$1,877	$-	$79,493
Depreciation and amortization	$(951)	$(1,122)	$(612)	$(36)	$(6,448)	$(1,799)	$-	$(225)	$(24)	$(11,217)
Accretion of asset retirement obligation	$(144)	$(90)	$(261)	$-	$(96)	$(81)	$-	$-	$-	$(672)
Exploration and project development	$-	$-	$-	$(141)	$(679)	$-	$(217)	$(94)	$(376)	$(1,507)
Interest and financing expenses	$(57)	$(49)	$(38)	$-	$-	$-	$-	$(8)	$(13)	$(165)
Net gains (losses) on sale of assets	$-	$(25)	$(2)	$-	$(120)	$-	$-	$53	$-	$(94)
Investment and other income (expense)	$(306)	$375	$(52)	$1	$(262)	$213	$172	$8	$800	$949
Foreign exchange gain (loss)	$8	$(342)	$13	$19	$991	$(106)	$(918)	$211	$(2,776)	$(2,900)
Net gains (loss) on commodity and foreign currency contracts	$420	$(242)	$264	$-	$-	$-	$-	$-	$3,276	$3,718
Income (loss) before income taxes	$(84)	$1,841	$758	$51	$7,002	$2,684	$(963)	$1,048	$55	$12,392
Net income for the period	$2,460	$145	$(2,254)	$57	$7,158	$175	$(2,348)	$956	$55	$6,404
Capital expenditures	$3,965	$4,167	$770	$140	$761	$3,672	$29,409	$14,178	$45	$57,107
Segment assets	$60,371	$102,113	$58,531	$1,958	$192,130	$56,521	$296,396	$91,289	$53,523	$912,832
Long-lived assets	$51,078	$84,475	$13,730	$572	$142,411	$30,792	$244,604	$69,703	$2,231	$639,596

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

	For nine months ended September 30, 2009
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Sales to external customers	$44,105	$42,669	$24,240	$-	$70,435	$34,350	$64,131	$20,476	$-	$300,406
Depreciation and amortization	$(2,960)	$(4,872)	$(661)	$(104)	$(18,843)	$(7,928)	$(19,223)	$(4,107)	$(96)	$(58,794)
Accretion of asset retirement obligation	$(453)	$(180)	$(589)	$-	$(301)	$(289)	$(313)	$(120)	$-	$(2,245)
Exploration and project development	$-	$-	$-	$(342)	$(250)	$(2,891)	$(444)	$-	$(1,398)	$(5,325)
Interest and financing expenses	$(61)	$(64)	$(66)	$-	$-	$-	$-	$(4)	$(1,625)	$(1,820)
Net gains (loss) on sale of assets	$-	$1	$-	$2	$(268)	$(18)	$-	$55	$-	$(228)
Investment and other (expense) income including doubtful accounts provision	$(189)	$(2,075)	$(3,709)	$207	$(40)	$300	$1	$2	$3,068	$(2,435)
Foreign exchange gain (loss)	$(2,719)	$(4,055)	$4,208	$(19)	$(1,238)	$(28)	$134	$(84)	$1,002	$(2,799)
Net gains (losses) on commodity and foreign currency contracts	$714	$1,092	$384	$-	$-	$-	$-	$-	$142	$2,332
Income (loss) before income taxes	$5,802	$1,046	$3,770	$265	$17,268	$3,544	$5,893	$5,585	$3,547	$46,720
Net income for the period	$3,896	$(1,543)	$2,812	$222	$13,892	$2,144	$2,276	$6,947	$3,547	$34,193
Capital expenditures	$5,537	$6,085	$-	$266	$866	$1,183	$11,799	$18,233	$165	$44,134
Segment assets	$66,000	$115,444	$40,053	$900	$171,574	$44,844	$338,065	$116,344	$114,863	$1,008,087
Long-lived assets	$58,143	$90,846	$-	$30	$117,561	$22,133	$279,134	$93,870	$2,539	$664,256

	For nine months ended September 30, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Sales from external customers	$62,144	$58,554	$32,425	$-	$84,669	$48,203	$-	$6,327	$-	$292,322
Depreciation and amortization	$(2,650)	$(3,486)	$(1,318)	$(110)	$(20,070)	$(5,369)	$-	$(726)	$(71)	$(33,800)
Asset retirement and reclamation	$(431)	$(271)	$(782)	$-	$(287)	$(244)	$-	$-	$-	$(2,015)
Exploration and project development	$-	$-	$-	$(377)	$(1,635)	$-	$(306)	$(97)	$(814)	$(3,229)
Interest and financing expenses	$(143)	$(166)	$(122)	$-	$(55)	$-	$-	$(13)	$(284)	$(783)
Net gains (loss) on sale of assets	$-	$(25)	$(2)	$-	$(121)	$-	$-	$53	$1,099	$1,004
Investment and other income and expense	$(669)	$1,423	$(329)	$55	$(245)	$249	$83	$26	$1,833	$2,426
Foreign exchange gain (loss)	$(490)	$(3,661)	$(375)	$(2)	$771	$104	$44	$362	$(1,855)	$(5,102)
Net gains (loss) on commodity and foreign currency contracts	$181	$(623)	$328	$-	$-	$-	$-	$-	$4,309	$4,195
Income (loss) before income taxes	$17,770	$14,265	$6,555	$253	$30,499	$15,954	$(179)	$2,451	$3,286	$90,854
Net income for the period	$12,683	$8,258	$3,458	$253	$20,393	$9,463	$(1,844)	$1,968	$3,286	$57,918
Capital expenditures	$9,035	$12,403	$3,723	$1,062	$1,636	$10,838	$89,421	$34,244	$63	$162,425
Segment assets	$60,371	$102,113	$58,531	$1,958	$192,130	$56,521	$296,396	$91,289	$53,523	$912,832
Long-lived assets	$51,078	$84,475	$13,730	$572	$142,411	$30,792	$244,604	$69,703	$2,231	$639,596

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Product Revenue
Silver doré	$53,490	$29,628	$140,032	$105,999
Zinc concentrate	8,443	11,059	27,469	32,884
Lead concentrate	17,955	19,928	51,249	73,445
Copper concentrate	40,753	20,195	85,392	82,193
Silver pyrites	108	700	754	2,120
Royalties	(2,141)	(2,017)	(4,490)	(4,319)
Total	$118,608	$79,493	$300,406	$292,322

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

16.	Commodity and Foreign Currency Contracts

From time to time, the Company mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  The total mark-to- market gain on the Company’s zinc and lead program of $2.4 million remaining as of September 30, 2009, is due to settle monthly during 2009.  Additionally, at the end of Q3 2009, the Company had fixed the price of 400,000 ounces of silver produced during the third quarter and contained in concentrates, which are due to be priced in Q4 2009 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $15.24 per ounce while the spot price of silver was $16.65 on September 30, 2009, resulting in a mark to market loss of $0.6 million.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Peruvian nuevo sol (“PEN”) and Mexican pesos (“MXN”), at September 30, 2009 the Company had entered into foreign currency contracts with an aggregated nominal value of $7.0 million for PEN and $6.0 million for MXN settling between October and December 2009 at an average PEN/US$ exchange rate of 2.9 and an average MXN/US$ exchange rate of 11.48  At September 30, 2009, the mark-to-market value of the Company’s local currencies positions was an unrealized loss of $1.6 million.  In addition, Pan American was holding cash and short-term investment balances equivalent to $0.5 million in PEN, $4.3 million in MXN, $1.8 in ARS, and $22.0 million in CAD as at September 30, 2009.

17.	Joint Venture with Orko Silver Corp.

As announced in a joint press release of Pan American and Orko Silver Corp. (‘‘Orko’’) dated April 14, 2009, Pan American entered into an agreement (the ‘‘Joint Venture Letter Agreement’’) with Orko on April 13, 2009, pursuant to which Pan American and Orko agreed to form a joint venture (the ‘‘Joint Venture’’) to develop the La Preciosa silver project located in the State of Durango, Mexico (the ‘‘La Preciosa Project’’). Under the terms of the Joint Venture Letter Agreement, in order to retain its 55% interest in the Joint Venture: (a) the Company must, in addition to contributing its mine development expertise, spend a minimum of $5 million in the first 12 months from the date of the Joint Venture Letter Agreement and conduct resource definition drilling, acquire necessary surface rights, obtain permits, and prepare a feasibility study over the following 24 month period; and (b) following a positive construction decision, the Company must contribute 100% of the funds necessary for practical completion of an operating mine.  In exchange for its 45% interest in the Joint Venture, Orko agreed to contribute its exploration expertise and the La Preciosa Project and related concessions.

The definite agreement for the joint venture was signed October 23, 2009 and the Company’s accounting treatment of the interest in the Orko joint venture is being currently evaluated and is expected to be finalized in the fourth quarter.  Until such time as an economic analysis is completed and proven and probable reserves are established, costs incurred through the joint venture company will be expensed.  For the three and nine months ended September 30, 2009, the exploration expense recognized arising from the Orko joint venture is $1.8 million and $2.5 million, respectively.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at September 30, 2009 and December 31, 2008 and for the three and nine month periods ended September 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

18.	Subsequent Events

On October 14, 2009, Pan American and Aquiline Resources Inc. (“Aquiline”) announced that they had signed a support agreement (the “Support Agreement”) pursuant to which Pan American would make a formal take-over bid to acquire all of the issued and outstanding shares of Aquiline (the “Share Offer”).  Contemporaneously with the Share Offer, Pan American also agreed to make formal take-over bids for each outstanding series of Aquiline warrants and the Aquiline convertible debenture (together, the “Convertible Security Offers”).  The transaction value implied by all of the offers was approximately Cdn $626 million based on closing prices on October 13, 2009, being the day prior to the public announcement of the transaction.

Pan American mailed the formal take-over bid circular containing detailed terms and conditions of the Share Offer and the Convertible Securities Offers to Aquiline security holders on October 30, 2009. The Share Offer was made on the basis of 0.2495 of a Pan American common share, plus 0.1 of a Pan American common share purchase warrant for each Aquiline common share.  Each of these warrants will entitle the holder to acquire one Pan American common share at a price of Cdn$35.00 per Pan American common share for a period of five years after the date on which Pan American first pays for Aquiline common shares tendered to the Share Offer (the “Five Year Pan American Warrant”).  Based on the closing price of Pan American common shares on the TSX on October 13th, 2009 (and assuming a value of Cdn$0.81 for each 0.1 of a Five Year Pan American Warrant), the implied value of the Share Offer is Cdn$7.47 per Aquiline common share, which represents a premium of approximately 36.6% over the closing price of Aquiline common shares on the TSX on the same date, and a 62.0% premium to Aquiline’s 10-day volume weighted average price. Upon successful completion of the acquisition, Aquiline shareholders will own approximately 19% of the enlarged Pan American.  The Board of Directors of Aquiline has unanimously determined that the Share Offer is fair to Aquiline shareholders and recommended that Aquiline shareholders accept the Share Offer and deposit their common shares pursuant to the Share Offer.  The consideration offered pursuant to the Convertible Security Offers will consist of replacement Pan American securities, exercisable to acquire Pan American common shares, with similar terms to the respective Aquiline securities, subject to an adjustment based on a 0.2495 exchange ratio.  The Share Offer and each of the Convertible Securities Offers are, among other things, conditional upon a minimum of 66 2/3% of the outstanding Aquiline shares on a diluted basis being tendered to the Share Offer.  Pan American shareholders will not be required to vote on the transaction, which is currently expected to close prior to the end of the year.

Based on Aquiline’s public disclosure, the Navidad silver development project in the Province of Chubut, Argentina is one of the world’s largest undeveloped silver deposits.  If successful, the acquisition will add a world-class silver development project to Pan American’s portfolio, and will provide an opportunity for the Company to build on its recent successful experience in Argentina.  There is currently a law in Chubut prohibiting open-pit mining and the use of cyanide in mining that, as currently enacted, would likely render any future construction and development of the Navidad silver project uneconomic or not possible at all.  Pan American believes that it is uniquely positioned to develop Navidad because of our proven development and operating team, our exemplary community and government relations, strong environmental and safety record, and our outstanding financial strength and the Company intends to leverage these attributes to demonstrate to the government that it can develop Navidad in a socially and environmentally responsible manner.